Exhibit 99.4

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,203,261	14.11	14.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Socopa	Buy	08/04/2008	25,000	40.87224	1,023,190.47
Share	Common	BES SEC do Brasil	Buy	08/15/2008	11,300	42.02	474,828.00
Share	Common	Concórdia	Buy	08/15/2008	13,700	41.88	573,772.00
Share	Common	HSBC CTVM	Buy	08/19/2008	37,000	40.25	1,489,366.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,290,261	14.15	14.15

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	3,470,162	1.68	1.68

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Merill Lynch	Sell	08/19/2008	182,900	40.2604	7,363,623
Share	Common	BANIF	Sell	08/20/2008	200,000	40.0414	8,008,297
Share	Common	BANIF	Sell	08/21/2008	210,000	40.1386	8,429,106

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	2,877,262	1.39	1.39

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,284,932	4.00	4.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,284,932	4.00	4.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,632,007	1.27	1.27

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share

Common

JP Morgan

			Sell	08/06/08	33,300	45.58	1,517,806.00
Share

Common

JP Morgan

			Sell	08/07/08	38,200	46.25	1,766,834.00
Share

Common

JP Morgan

			Sell	08/08/08	100,100	45.32	4,536,764.00
Share

Common

		JP Morgan	Sell	08/11/08	172,500	44.96	7,755,516.00
Share

Common

		JP Morgan	Sell	08/12/08	64,800	45.98	2,979,416.00
Share

Common

		JP Morgan	Sell	08/14/08	19,200	44.21	848,736.00
Share

Common

JP Morgan

			Sell	08/15/08	6,000	43.15	258,900.00
Share

Common

		BES Sec. BR	Sell	08/22/08	17,300	40.56	701,610.00
Share

Common

		Credit Suisse	Sell	08/29/08	36,000	40.87	1,417,170.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,144,607	1.04	1.04

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors and CFO

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Maurício Novis Botelho	General Taxpayers’ Register: 044.967.107-06
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,397,564	4.54	4.54

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share

Common*

		9,555,810	4.62	4.62

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Rami Naum Goldfajn	General Taxpayers’ Register: 942.673.597-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Senior Advisory Board

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nilvo Mittanck	General Taxpayers’ Register: 489.093.519-34
Qualification: Supply Chain Officcer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification: Business Development Officer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification: Institutional Relations Officer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,397,564	4.54	4.54

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,555,810	4.62	4.62

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	591	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	591	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	76,209,977	36.82	36.82

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Socopa	Buy	08/04/2008	25.000	40,87224	1.023.190,47
Share

Common

JP Morgan

			Sell	08/06/08	33.300	45,58	1.517.806,00
Share

Common

JP Morgan

			Sell	08/07/08	38.200	46,25	1.766.834,00
Share

Common

JP Morgan

			Sell	08/08/08	100.100	45,32	4.536.764,00
Share

Common

		JP Morgan	Sell	08/11/08	172.500	44,96	7.755.516,00
Share

Common

		JP Morgan	Sell	08/12/08	64.800	45,98	2.979.416,00
Share

Common

		JP Morgan	Sell	08/14/08	19.200	44,21	848.736,00
Share

Common

JP Morgan

			Sell	08/15/08	6.000	43,15	258.900,00
Share

Common

		BES SEC do Brasil	Buy	08/15/2008	11.300	42,02	474.828,00
Share

Common

		Concórdia	Buy	08/15/2008	13.700	41,88	573.772,00
Share

Common

		HSBC CTVM	Buy	08/19/2008	37.000	40,25	1.489.366,00
Share

Common

		Merill Lynch	Sell	08/19/2008	182.900	40,2604	7.363.623
Share

Common

		BANIF	Sell	08/20/2008	200.000	40,0414	8.008.297
Share

Common

		BANIF	Sell	08/21/2008	210.000	40.1386	8.429,106
Share

Common

		BES Sec. BR	Sell	08/22/08	17.300	40,56	701.610,00
Share

Common

		Credit Suisse	Sell	08/29/08	36.000	40,87	1.417.170,00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	75,216,677	36.34	36.34

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On August 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00